March 5, 2010

VIA EDGAR AND TELEFAX
(202) 772-9210

Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 4628

Re:	Goldspring, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 16, 2009
Response Letter Dated December 14, 2009
File No. 000-32429

Dear Mr. Shannon:

Pursuant to your request, find below our response to the SEC Comment Letter dated February 18, 2010. Once again, we thank you for taking time out of your busy schedule yesterday to assist us in improving our financial reporting.  Your input is invaluable to us in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	In your next response to us, please provide the representations requested at the end of our comment letter.

In connection with our response to the Commission’s Comment Letter, the Company makes the following acknowledgements and representations:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Balance Sheets, page F-2

GoldSpring, Inc P.O. Box 1118 ~ Virginia City, NV 89440 ~ T: 775.847.5272 F: 775.847.4762
www.goldspring.us

2.
We note from your response to prior comment number three you recorded an increase to your asset retirement obligation (“ARO”)related to your Comstock mine facility in 2008 0f $476,222.  We also note you presented this increase as a separate on your balance sheet, which you propose to re-label as “Long-lived Deferred Reclamation Expense.”  Based on your response, it appears the increase in your ARO should be accounted for in accordance with ASC 410-20-35-8 [FAS 143, paragraph 15].  In this regard, increases to ARO estimates should be recognized as an increase to the carrying amount of the associated liability and a corresponding increase to the related long-term asset, which appears to be labeled ‘Mineral Rights” on your balance sheet.  Please confirm to us that you will modify your future presentation accordingly or advise.

Our future filing will be modified to comply fully with ASC 410-20-35-8 {FAS 143, paragraph 15].

3.
We were unable to agree with the resolution you proposed in response to prior comment number 11.  Item 307 of Regulation S-K does not contemplate “internal control of disclosure controls and procedures.” Please revise your conclusion to definitively state whether your disclosure controls and procedures were effective at December 31, 2008.  In this regard, we do not believe it is appropriate to state “internal control over disclosure controls and procedures as of December 31, 2008 are effective.”  This comment also applies to your Form 10-Q for the fiscal quarter ended September 30, 2009.

We have reviewed our language in light of your comment above and in light of Item 307 of Regulation S-K, and we propose to resolve this comment by revising the operative disclosure as below for the 2008 10-K and future quarterly filings. Our Amended 2008 10-K filed on March 5, 2010 includes the revised language below.

As of the end of the period covered by this [Annual] [Quarterly Report] on Form [10-K] [10-Q], management performed, with the participation of our Principal Executive Officer and Principal Accounting Officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the report we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s forms, and that such information is accumulated and communicated to our management including our Principal Executive Officer and our Principal Accounting Officer, to allow timely decisions regarding required disclosures. Our Principal Executive Officer and our Principal Accounting Officer concluded that, as of [December 31, 2008] [September 30, 2009], our disclosure controls and procedures were effective.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Cover Page

4.
We note from your response to prior comment number two that “the Company was not required to fulfill the large reporting company requirements until 10-Q for the first quarter of 2009.” However, we note you have not identified on the cover of your 2009 quarterly reports on Form 10-Q your new status as an accelerated filer.  Based on your new status, please indicate by check mark your appropriate status in your future filings. In addition, please confirm, if true, that your 2009 quarterly reports on Form 10-Q contain the standard non-scaled disclosure, or otherwise advice.

We confirm that are our first quarter 2009 quarterly report on Form 10-Q contained the standard nonscaled disclosure.  Furthermore, we checked the appropriate box for that filing.

However, with the second quarter 2009 filing we returned to smaller reporting company status, and have appropriately checked that box starting with that filing.  Our reasoning is as set forth below.

Please note the following in Rule 12b-2 under the definition for “smaller reporting company”: “An issuer in this category must reflect this determination in the information it provides in its quarterly report on Form 10-Q for the first fiscal quarter of the next year, indicating on the cover page of that filing, and in subsequent filings for that fiscal year, whether or not it is a smaller reporting company, except that, if a determination based on public float indicates that the issuer is newly eligible to be a smaller reporting company, the issuer may choose to reflect this determination beginning with its first quarterly report on Form 10-Q following the determination, rather than waiting until the first fiscal quarter of the next year.”

This is also stated in SEC Rel. No.  33-8876:
“As adopted, the rules provide that a larger reporting company that determines it is a smaller reporting company as of the last business day of its most recently completed second fiscal quarter is permitted to transition to the scaled disclosure requirements in the Form 10-Q quarterly report corresponding to the determination date’s second fiscal quarter rather than, as proposed, the following fiscal year’s first quarterly report.”

Thus, while the Company was required to indicate it was not a smaller reporting company for the first quarter of 2009 due to its public float as of June 30, 2008, it became a smaller reporting company again based upon its public float as of June 30, 2009 and was again permitted to utilize that status with its next Quarterly Report which was the 10-Q filed on August 14, 2009.

Condensed Consolidated Statement of Operations, page 5

5.	In order not to imply a greater degree of precision than exists, please revise your presentation of net loss per share in future filings to round only to the nearest cent.

In order to ensure our presentation of net per share does not suggest a higher level of precision than exists, all future filings will be express net loss per share to the nearest cent.

Engineering Comments

6.
We note your response to comment 16, indicating you have omitted the terms from your third quarter 10-Q filing.  Our comment was directed to your 10-K filing.  We re-issue comment 16, please modify your 10-K filing and remove these terms.

The terms ore, ores, ore-grade and ore body have been omitted from our amended 2008 10K.

7.
You indicated you will modify the term gold ore to gold dore in future filings as you addressed comment 17.  Please provide a draft copy of the affected pages or paragraphs which would serve as a template for your future filings.

The product of the electric furnace has correctly been identified as dore in our amended 2008 10K.  The specific language is as follows:

"The resulting zinc precipitate collected in the presses is dried and smelted on the property using an electric furnace to produce gold and silver dore"

8.
We note your response to comment 18 in which you reply that future filings will comply with provisions of Industry Guide 7.  We re-issue comment 18, please modify your filing to replace or remove entirely your resource disclosure.

All resource disclosures have been removed from our amended 2008 10K, or restated in terms of mineralized material inventory.

9.	We re-issue comment 19, please modify your filing and disclose, modify, replace and / or remove entirely your cutoff grade estimates.

Our 2008 10K has been amended to eliminate any references to cutoff grades.

Again, thank you very much for your time and assistance during this process.  Please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Robert T. Faber

Robert T. Faber

cc:  Jolie Kahn, Esq.